UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

( Amendment No. 2 )*

MDU Communications International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

582828109
(CUSIP Number)

July 15, 2008
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 582828109	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS Ronald D. Ordway 1868 Tucker Indl Rd. Tucker, GA, 30084
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 7,687,758
6.	SHARED VOTING POWER 0
7.	SOLE DISPOSITIVE POWER 7,687,758
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,687,758
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.84%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 582828109	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer

MDU Communications International, Inc.

(b) Address of Issuer’s Principal Executive Offices

60-D Commerce Way
Totowa, New Jersey 07512

Item 2.

(a) Name of Person Filing

Ronald D. Ordway

(b) Address of Principal Business Office or, if none, Residence

The principal Business Office of Ronald D. Ordway
1868 Tucker Indl Road, Tucker GA 30084

(c) Citizenship

Citizenship of Ronald D. Ordway is:

United States

(d) Title of Class of Securities

Common Stock, $0.01 par value

(e) CUSIP Number

582828109

Item 3.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of the securities of the Issuer identified in Item 1.

The information required by Item 4(a) - (c) is set forth in Rows 5 through 11 on the cover page for the Reporting Person hereto and is incorporated herein by reference.

CUSIP No. 582828109	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 582828109	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 22, 2008

/s/ Ronald D. Ordway
Ronald D. Ordway